Exhibit 99.1

Contents
CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Basis of preperation and significant accounting policies	7
3. Expenses	9
4. Trade and other receivables	10
5. Trade and other payables	11
6. Inventories	11
7. Mining interests	12
8. Impairment	13
9. Long-term debt	14
10. Gold stream obligation	16
11. Leases	17
12. Derivative instruments	18
13. Share capital	21
14. Discontinued operations	23
15. Income and mining taxes	24
16. Reclamation and closure cost obligations	24
17. Supplemental cash flow information	25
18. Segmented information	26
19. Fair value measurement	29
20. Commitments and contingencies	31

CONDENSED CONSOLIDATED INCOME STATEMENTS

		Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	Note	2019	2018	2019	2018
Revenues		155.1	152.5	323.0	300.0
Operating expenses	3	85.1	77.8	172.0	166.9
Depreciation and depletion		53.6	65.7	114.8	121.8
Revenue less cost of goods sold		16.4	9.0	36.2	11.3

Corporate administration		3.7	5.5	9.0	10.9
Corporate restructuring(1)		-	2.3	-	2.3
Share-based payment expenses	13	1.1	0.1	1.4	1.5
Exploration and business development		1.8	0.4	2.2	1.0
Asset impairment	8	-	383.7	-	383.7
Income (loss) from operations		9.8	(383.0)	23.6	(388.1)

Finance income	3	0.5	0.3	1.0	0.7
Finance costs	3	(16.5)	(17.8)	(31.8)	(34.4)
Other losses	3	(28.5)	(2.3)	(37.2)	(10.5)
Loss before taxes		(34.7)	(402.8)	(44.4)	(432.3)
Income tax recovery (expense)	15	(1.0)	92.2	(4.7)	90.8
Loss from continuing operations(2)		(35.7)	(310.6)	(49.1)	(341.5)
Earnings from discontinued operations, net of tax(1)	14	-	8.6	-	10.0
Net loss		(35.7)	(302.0)	(49.1)	(331.5)
Loss from continuing operations per share
Basic	13	(0.06)	(0.54)	(0.08)	(0.59)
Diluted	13	(0.06)	(0.54)	(0.08)	(0.59)
Net loss per share
Basic	13	(0.06)	(0.52)	(0.08)	(0.57)
Diluted	13	(0.06)	(0.52)	(0.08)	(0.57)
Weighted average number of shares outstanding (in millions)
Basic	13	579.1	578.7	579.1	578.7
Diluted	13	579.1	578.7	579.1	578.7
1.	In the second quarter of 2018, the Company recognized a restructuring charge of $2.3 million related to severance and other termination benefits.
2.
In the prior year period, Peak Mines and Mesquite were classified as discontinued operations and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite. Peak Mines was sold in April 2018 and Mesquite was sold in October 2018. Refer to Note 14 for further details.

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	Note	2019	2018	2019	2018
Net loss		(35.7)	(302.0)	(49.1)	(331.5)
Other comprehensive income
(Loss) gain on revaluation of gold stream obligation	10	(0.8)	8.1	(3.7)	14.1
Deferred income tax related to gold stream obligation	12	0.1	(2.6)	1.1	(4.6)
Total other comprehensive (loss) income		(0.7)	5.5	(2.6)	9.5
Total comprehensive loss		(36.4)	(296.5)	(51.7)	(322.0)

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30			As at December 31
(in millions of U.S. dollars)	Note	2019	2018 (Note 2c)
ASSETS
Current assets
Cash and cash equivalents		109.7	103.7
Trade and other receivables	4	28.6	35.9
Inventories	6	139.0	141.8
Current income tax receivable		4.7	4.3
Prepaid expenses and other		7.3	4.7
Total current assets		289.3	290.4
Non-current inventories	6	16.6	14.9
Mining interests	7	1,853.3	1,853.4
Other	14	10.1	10.9
Total assets		2,169.3	2,169.6
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	138.0	130.9
Current income tax payable		0.8	-
Total current liabilities		138.8	130.9
Reclamation and closure cost obligations	16	92.6	86.1
Gold stream obligation	10	170.4	161.9
Long-term debt	9	781.9	780.5
Deferred tax liabilities (note 2c)	15	56.5	56.3
Lease obligations	11	27.8	8.9
Other		8.0	0.5
Total liabilities		1,276.0	1,225.1
Equity
Common shares	13	3,035.2	3,035.2
Contributed surplus		105.5	105.0
Other reserves		3.5	6.1
Deficit (note 2c)		(2,250.9)	(2,201.8)
Total equity		893.3	944.5
Total liabilities and equity		2,169.3	2,169.6

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six months ended June 30
(in millions of U.S. dollars)	Note	2019	2018
COMMON SHARES
Balance, beginning of period		3,035.2	3,036.5
Common share issuance	13	-	0.2
Balance, end of period		3,035.2	3,036.7
CONTRIBUTED SURPLUS
Balance, beginning of period		105.0	103.2
Equity settled share-based payments		0.5	1.1
Balance, end of period		105.5	104.3
OTHER RESERVES
Balance, beginning of period		6.1	(38.9)
(Loss) gain on revaluation of gold stream obligation (net of tax)	10	(2.6)	9.5
Balance, end of period		3.5	(29.4)
DEFICIT
Balance, beginning of period (Note 2c)		(2,201.8)	(961.3)
Net loss		(49.1)	(331.5)
Balance, end of period		(2,250.9)	(1,292.8)
Total equity		893.3	1,818.8

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

Three months ended June 30				Six months ended June 30
(in millions of U.S. dollars)	Note	2019	2018	2019	2018
OPERATING ACTIVITIES
Loss from continuing operations		(35.7)	(310.6)	(49.1)	(341.5)
Adjustments for:
Asset impairment	8	-	383.7	-	383.7
Foreign exchange (gain) loss	3	(0.6)	8.1	1.3	28.0
Reclamation and closure costs paid	16	(2.4)	(0.1)	(5.5)	(0.3)
Depreciation and depletion		53.9	66.8	115.3	122.7
Other non-cash adjustments	17	27.7	(1.6)	34.9	(13.0)
Income tax expense (recovery)	15	1.0	(92.2)	4.7	(90.8)
Finance income	3	(0.5)	(0.3)	(1.0)	(0.7)
Finance costs	3	16.5	17.8	31.8	34.4
		59.9	71.6	132.4	122.5
Change in non-cash operating working capital	17	(10.1)	(18.0)	(6.9)	(28.2)
Income taxes paid (received)		0.4	(1.2)	(1.0)	(2.2)
Operating cash flows generated from continuing operations(1)		50.2	52.4	124.5	92.1
Operating cash flows generated from discontinued operations	14	-	13.6	-	39.0
Cash generated from operations		50.2	66.0	124.5	131.1
INVESTING ACTIVITIES
Mining interests		(37.8)	(49.9)	(88.2)	(118.1)
Proceeds from sale of Mesquite, net of transaction costs and other adjustments	14	-	-	12.0	-
Proceeds from the sale of assets		0.3	-	0.3	0.2
Proceeds from the sale of Peak Mines, net of transaction costs		-	42.4	-	42.4
Interest received		0.6	0.2	1.0	0.5
Investing cash flows used by continuing operations(1)		(36.9)	(7.3)	(74.9)	(75.0)
Investing cash flows used by discontinued operations	14	-	0.1	-	(9.0)
Cash used by investing activities		(36.9)	(7.2)	(74.9)	(84.0)
FINANCING ACTIVITIES
Lease payments		(5.8)	(0.6)	(7.9)	(0.6)
Repayment of credit facility	9	-	(50.0)	-	(50.0)
Cash settlement of gold stream obligation	10	(4.5)	(3.5)	(9.1)	(6.6)
Interest paid		(25.9)	(28.7)	(27.2)	(32.3)
Cash used by financing activities		(36.2)	(82.8)	(44.2)	(89.5)
Effect of exchange rate changes on cash and cash equivalents		0.3	0.1	0.6	(0.7)
Cash and cash equivalents sold or classified as held-for-sale		-	-	-	(5.7)
Change in cash and cash equivalents		(22.6)	(23.9)	6.0	(48.8)
Cash and cash equivalents, beginning of period		132.3	191.3	103.7	216.2
Cash and cash equivalents, end of period		109.7	167.4	109.7	167.4
Cash and cash equivalents are comprised of:
Cash		81.5	136.1	81.5	136.1
Short-term money market instruments		28.2	31.3	28.2	31.3
		109.7	167.4	109.7	167.4
1.
In the prior year period, Peak Mines and Mesquite were classified as discontinued operations and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite. Peak Mines was sold in April 2018 and Mesquite was sold in October 2018. Refer to Note 14 for further details.

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For three and six months ended June 30, 2019
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). The Company also owns the Blackwater project in Canada (“Blackwater”).

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD.

The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted below in “Changes in accounting policies”.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on July 31st, 2019.

(b) Changes in accounting policies

Leases
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases.  The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company has adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

(c) Revisions to prior period comparatives

In the first quarter of 2019 the Company identified an immaterial error relating to its deferred tax liabilities. The result of this error is an increase to income tax expense and deferred tax liabilities of $14.8 million for the three months and year ended December 31, 2018. The resulting understatement of the deferred tax liabilities balance and the deficit balance of $14.8 million as at December 31, 2018 has been revised in the comparative condensed consolidated statement of financial position. There has been no change to the comparative condensed consolidated income statements or the comparative condensed consolidated statement of cash flow.

3. EXPENSES

(a) Operating expenses by nature

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
OPERATING EXPENSES BY NATURE
Raw materials and consumables	32.5	36.6	60.8	75.9
Salaries and employee benefits	27.7	25.6	55.3	54.3
Contractors	22.8	12.9	39.6	30.0
Repairs and maintenance	10.8	8.6	21.4	18.8
General and administrative	4.9	4.5	11.3	10.5
Leases	3.0	0.8	4.0	2.2
Royalties	1.0	1.0	2.0	2.0
Drilling and analytical	0.4	0.3	0.7	0.7
Other	(0.6)	1.0	2.5	2.2
Total production expenses	102.5	91.3	197.6	196.6
Less: Production expenses capitalized	(12.2)	(8.9)	(29.9)	(16.9)
Add (less): Change in inventories	(5.2)	(4.6)	4.3	(12.8)
Total operating expenses	85.1	77.8	172.0	166.9

(b) Finance costs and income

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
FINANCE COSTS
Interest on senior unsecured notes	13.2	13.1	26.4	26.3
Interest on Credit Facility	-	2.6	-	5.4
Accretion expense on decommissioning obligations (Note 16)	1.1	0.8	1.5	1.0
Other finance costs	2.2	1.3	3.9	1.7
Total finance costs	16.5	17.8	31.8	34.4
FINANCE INCOME
Interest income	0.5	0.3	1.0	0.7

(c) Other losses

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
OTHER LOSSES
Rainy River Underground project costs(1)	(1.7)	-	(3.4)	-
Gain (loss) on foreign exchange	0.6	(8.1)	(1.3)	(28.0)
Other gain on disposal of assets	0.1	0.1	-	0.1
(Loss) gain on revaluation of investments	(0.4)	(0.1)	0.1	(0.1)
Unrealized (loss) gain on revaluation of gold stream obligation (Note 10)	(8.4)	6.3	(13.1)	9.6
Settlement and loss on revaluation of gold price option contracts	(23.6)	-	(22.5)	-
Settlement and gain (loss) on revaluation of copper price option contracts	2.5	(0.4)	(0.6)	6.4
Unrealized gain on revaluation of foreign exchange forward contracts	4.0	-	4.0	-
Revaluation of CSP’s reclamation and closure cost obligation	(1.0)	-	(2.0)	-
Gain on additional proceeds realized from collection of amounts receivable associated with Mesquite sale(3)	-	-	2.1	-
Other(2)	(0.6)	(0.1)	(0.5)	1.5
Total other losses	(28.5)	(2.3)	(37.2)	(10.5)
1.
In early 2019, the Company announced that it has deferred the Rainy River underground mine development plan. As a result, the Company has recognized demobilization and related costs within other gains and losses.

2.
Cerro San Pedro has transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. As a result, changes in estimate to Cerro San Pedro’s reclamation and closure cost obligation resulting from revisions to the expected cash flows will be recognized within other gains and losses. Additionally, social closure costs associated with Cerro San Pedro is also recognized within other gains and losses within the Other line item.

3.
In the first quarter of 2019, the Company collected the outstanding working capital proceeds due from the sale of Mesquite, as well as a portion of the proceeds due from income tax refunds at Mesquite. Additional proceeds collected in excess of the amounts accrued as at December 31, 2018 were recognized within other gains and losses.

4. TRADE AND OTHER RECEIVABLES

	As at June 30	As at December 31
(in millions of U.S. dollars)	2019	2018
TRADE AND OTHER RECEIVABLES
Trade receivables	8.8	9.5
Sales tax receivable	20.0	14.0
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	(0.3)	(0.7)
Proceeds due from the sale of Mesquite, excluding income tax refund receivable (Note 14)	-	11.2
Other	0.1	1.9
Total trade and other receivables	28.6	35.9

5. TRADE AND OTHER PAYABLES

As at June 30		As at December 31
(in millions of U.S. dollars)	2019	2018
TRADE AND OTHER PAYABLES
Trade payables	31.8	47.1
Interest payable	6.7	6.9
Accruals	55.0	47.3
Current portion of reclamation and closure cost obligations (Note 16)	7.5	6.5
Current portion of gold stream obligation (Note 10)	17.0	18.3
Current portion of derivative liabilities (Note 12)	20.0	4.8
Total trade and other payables	138.0	130.9

6. INVENTORIES

	As at June 30	As at December 31
(in millions of U.S. dollars)	2019	2018
INVENTORIES
Stockpile ore	69.0	74.3
Work-in-process	14.8	7.7
Finished goods(1)	16.3	25.4
Supplies	55.5	49.3
	155.6	156.7
Less: non-current inventories(2)	(16.6)	(14.9)
Total current inventories	139.0	141.8
1.	The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2019 were $82.3 million and $166.2 million (2018 - $73.6 million and $159.7 million).
2.	Non-current inventories consist of low-grade stockpiled inventories at Rainy River.

7. MINING INTERESTS

	Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2017	2,353.0	562.0	1,379.3	57.0	4,351.3
Additions	70.8	23.8	48.3	72.0	214.9
Disposals	(0.4)	-	(4.8)	-	(5.2)
Sale of Mesquite(1)	(323.5)	-	(232.0)	(1.8)	(557.3)
Transfers	(0.6)	-	0.6	-	-
Asset impairment	(836.6)	(218.2)	-	-	(1,054.8)
As at December 31, 2018	1,262.7	367.6	1,191.4	127.2	2,948.9
Additions	19.3	12.3	33.2	49.1	113.9
Disposals	-	(0.1)	(0.1)	(0.1)	(0.3)
Transfers	101.3	-	-	(101.3)	-
As at June 30, 2019	1,383.3	379.8	1,224.5	74.9	3,062.5
ACCUMULATED DEPRECIATION
As at December 31, 2017	737.3	-	413.6	-	1,150.9
Depreciation for the year	169.1	-	130.7	-	299.8
Disposals	(0.1)	-	(3.6)	-	(3.7)
Sale of Mesquite(1)	(189.3)	-	(162.2)	-	(351.5)
As at December 31, 2018	717.0	-	378.5	-	1,095.5
Depreciation for the period	57.7	-	56.0	-	113.7
Disposals	-	-	-	-	-
As at June 30, 2019	774.7	-	434.5	-	1,209.2
CARRYING AMOUNT
As at December 31, 2018	545.7	367.6	812.9	127.2	1,853.4
As at June 30, 2019	608.6	379.8	790.0	74.9	1,853.3
1.	Refer to Note 14 for further information on discontinued operations. Mesquite was classified as an asset held-for-sale in the third quarter of 2018 and was sold in October 2018.

Carrying amount by property as at June 30, 2019

	As at June 30, 2019
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	378.0	31.7	173.7	28.5	611.9
Rainy River	230.6	17.4	597.0	46.4	891.4
Blackwater	-	329.6	14.7	-	344.3
Other(1)	-	1.1	4.6	-	5.7
Carrying amount as at June 30, 2019	608.6	379.8	790.0	74.9	1,853.3
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2018:

	As at December 31, 2018
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	421.9	26.1	191.6	16.4	656.0
Cerro San Pedro(2)	-	-	-	-	-
Rainy River	123.8	14.3	605.0	110.8	853.9
Blackwater	-	326.1	14.2	-	340.3
Other(1)	-	1.1	2.1	-	3.2
Carrying amount as at December 31, 2018	545.7	367.6	812.9	127.2	1,853.4
1.	Other includes corporate balances and exploration properties.
2.	Cerro San Pedro transitioned to the reclamation phase of its mine life cycle on December 31, 2018. As a result, Cerro San Pedro’s mining interests are fully amortized as at December 31, 2018.

8. IMPAIRMENT

In accordance with the Company’s accounting policies, the recoverable amount of an asset or cash-generating unit (“CGU”) is estimated when an indication of impairment exists. As at June 30, 2018, indicators of impairment existed at the Rainy River CGU.

The Company completed an updated Rainy River life-of-mine plan (“LOM”) and released an updated NI 43-101 Technical Report for Rainy River in August 2018. The updated LOM contained updated per unit costs, changes to the sequencing in gold production and a less than 3% reduction in gold production over the LOM. The updated LOM incorporated changes to open pit design and extraction sequencing, resulting in higher ore tonnes mined and processed at a lower average gold grade. The Company identified the changes to the LOM and increased cost estimates at Rainy River as indicators of impairment as at June 30, 2018.

For the three and six months ended June 30, 2018, the Company recorded an after-tax impairment loss of $282.1 million within net loss, as noted below:

Six months ended June 30, 2018
(in millions of U.S. dollars)	Rainy River
IMPAIRMENT CHARGE INCLUDED WITHIN NET LOSS
Rainy River depletable mining properties	383.7
Tax recovery	(101.6)
Total impairment charge after tax	282.1

9. LONG-TERM DEBT

Long-term debt consists of the following:

	As at June 30	As at December 31
(in millions of U.S. dollars)	2019	2018
LONG-TERM DEBT
Senior unsecured notes - due November 15, 2022 (a)	495.8	495.3
Senior unsecured notes - due May 15, 2025 (b)	286.1	285.2
Total long-term debt	781.9	780.5

(a) Senior Unsecured Notes – due November 15, 2022
In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at June 30, 2019, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

●
During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due May 15, 2025
In 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”). As at June 30, 2019, the face value was $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. The Company incurred transaction costs of $10.7 million which have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

●
At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

●
During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility
The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of August 2021 and has a borrowing limit of $400.0 million.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”), all of which are measured on a rolling four-quarter basis at the end of every quarter. Significant financial covenants are as follows:

		Twelve months ended June 30	Twelve months ended December 31
Financial Covenant		2019	2018
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.6 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.8 : 1	2.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.5 : 1	0.4 : 1

The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.25% over LIBOR as at June 30, 2019 (December 31, 2018 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.73% as at June 30, 2019 (December 31, 2018 – 0.73%).

As at June 30, 2019, letters of credit amounting to $114.8 million have been issued through the Credit Facility (December 31, 2018 - $110.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

10. GOLD STREAM OBLIGATION

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40‐year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income. The gold stream obligation contained a maximum leverage ratio covenant (net debt to Adjusted EBITDA) of 3.5 : 1.0 as at June 30, 2019.

The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
CHANGE IN STREAM OBLIGATION
Balance, December 31, 2017	273.5
Settlements during the period	(15.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(66.6)
Other fair value adjustments(2)	(11.7)
Balance, December 31, 2018	180.2
Less: current portion of gold stream obligation(3)	(18.3)
Non-current portion of gold stream obligation	161.9
Balance, December 31, 2018	180.2
Settlements during the period	(9.6)
Fair value adjustments related to changes in the Company’s own credit risk(1)	3.7
Other fair value adjustments(2)	13.1
Balance, June 30, 2019	187.4
Less: current portion of gold stream obligation(3)	(17.0)
Non-current portion of gold stream obligation	170.4
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	The current portion of the gold stream obligation is included in trade and other payables on the statement of financial position.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

11. LEASES

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. As the Company’s operating leases were not material, no adjustment to equity was recognized upon IFRS 16 adoption on January 1, 2019.

(a) Right-of-use assets

The Company leases assets such as buildings, mobile equipment and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per note 7 of the Company’s condensed consolidated financial statements.

(in millions of U.S. dollars)
RIGHT-OF-USE ASSETS
Balance, January 1, 2019	20.8
Additions	27.0
Depreciation	(2.5)
Disposals	-
Balance, June 30, 2019	45.3

(b) Lease liabilities

Please see below for a maturity analysis of the Company’s lease payments:

As at June 30, 2019
(in millions of U.S. dollars)
MATURITY ANALYSIS FOR LEASES
Less than 1 year	9.8
Between 1 and 3 years	17.2
Between 3 and 5 years	12.7
More than 5 years	-
Total undiscounted lease payments(1)	39.7
Carrying value of lease liabilities	36.2
Less: current portion of lease liabilities(2)	(8.4)
Non-current portion of lease liabilities	27.8
1.	Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.	The current portion of the lease liabiltiies is included in trade and other payables on the statement of financial position.

For the six months ended June 30, 2019, the Company recognized $0.7 million in interest expense on lease liabilities. For the six months ended June 30, 2019, the Company expensed $3.0 million related to leases that are classified as short term and $0.4 million for leases for low value assets.

12. DERIVATIVE INSTRUMENTS

	As at June 30	As at December 31
(in millions of U.S. dollars)	2019	2018
DERIVATIVE ASSETS
Copper price option contracts(1)	0.1	0.7
Foreign exchange forward contracts	4.0	-
Total derivative assets	4.1	0.7
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	0.3	0.7
Gold price option contracts(1)	27.4	4.8
Total derivative liabilities	27.7	5.5
1.
As at June 30, 2019, copper price option contracts and foreign exchange forward contracts are included within prepaid and other in the statement of financial position, and the current portion of gold price option contracts are included within trade and other payables in the statement of financial position and the non-current portion is included in other long term liabilities in the statement of financial position. As at December 31, 2018, copper price option contracts are included within prepaids and other in the statement of financial position and gold price option contracts are included within trade and other payables in the statement of financial position.

2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a) Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at June 30, 2019. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

Three months ended June 30, 2019				Six months ended June 30, 2019
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.2	(3.5)	(3.3)	1.0	(0.4)	0.6
Unrealized	1.2	(1.6)	(0.4)	1.2	(0.5)	0.7
Total gain (loss)	1.4	(5.1)	(3.7)	2.2	(0.9)	1.3

Three months ended June 30, 2018				Six months ended June 30, 2018
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.5	(2.4)	(1.9)	0.5	(1.5)	(1.0)
Unrealized	(0.8)	(2.7)	(3.5)	(0.8)	(3.6)	(4.4)
Total gain (loss)	(0.3)	(5.1)	(5.4)	(0.3)	(5.1)	(5.4)

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

Three months ended June 30, 2019				Six months ended June 30, 2019
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(0.6)	4.0	3.4	(1.0)	(0.1)	(1.1)
Unrealized	(0.8)	1.1	0.3	(0.8)	(0.2)	(1.0)
Total (loss) gain	(1.4)	5.1	3.7	(1.8)	(0.3)	(2.1)

Three months ended June 30, 2018				Six months ended June 30, 2018
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(0.4)	3.2	2.8	(0.4)	2.0	1.6
Unrealized	0.7	2.5	3.2	0.7	3.7	4.4
Total (loss) gain	0.3	5.7	6.0	0.3	5.7	6.0

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

As at June 30		As at December 31
	2019	2018
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	2.5	0.8
Copper pounds (millions)	0.4	1.6

(b)  Copper price option contracts

In December 2018, the Company entered into copper price option contracts by purchasing put options at an average strike price of $2.50 per pound and selling call options at an average strike price of $3.00 per pound for 21,600 tonnes (approximately 47.6 million pounds) of copper production during 2019. The Company entered into these contracts at no premium and therefore incurred no investment costs upon initiation.

The call options sold and put options purchased are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER PRICE OPTION CONTRACTS OUTSTANDING
Copper call contracts - sold	10,800 tonnes	July – December 2019	3.00	(0.5)
Copper put contracts - purchased	10,800 tonnes	July – December 2019	2.50	0.6
1.
The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

(c)  Gold price option contracts

In December 2018, the Company entered into gold price option contracts by purchasing put options at an average strike price of $1,230 per ounce and selling call options at an average strike price of $1,300 per ounce for 192,000 ounces of gold production between January 2019 and December 2019. In the second quarter of 2019, the Company further entered into gold price option contracts by purchasing put options at an average strike price of $1,300 per ounce and selling call options at an average strike price of $1,355 per ounce for 72,000 ounces of gold production between January 2020 and June 2020 and by purchasing put options at an average strike price of $1,300 per ounce and selling call options at an average strike price of $1,415 per ounce for 96,000 ounces of gold production between July 2020 and December 2020. The Company entered into these contracts at no premium and therefore incurred no investment costs upon initiation.

Consistent with the accounting treatment of the copper price option contracts described above, the call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
GOLD PRICE OPTION CONTRACTS OUTSTANDING
Gold call contracts - sold	264,000 oz	July 2019 – December 2020	1,300 – 1,415	(30.8)
Gold put contracts - purchased	264,000 oz	July 2019 – December 2020	1,230 – 1,300	3.4
1.
The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

(d)  Foreign exchange forward contracts

In the second quarter of 2019, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.34. The foreign exchange forward contracts have a six month remaining term as at June 30, 2019. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. The Company entered into these contracts at no premium and therefore incurred no investment costs upon initiation.

13. SHARE CAPITAL

At June 30, 2019, the Company had unlimited authorized common shares and 579.1 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s	)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2017	578,636			3,036.5
Issuance of common shares under First Nations agreements	113			0.3
Exercise of options and vested performance share units	366			0.3
Reversal of deferred tax recovery(1)	-			(1.9)
Balance at December 31, 2018	579,115			3,035.2
Balance at June 30, 2019	579,115			3,035.2
1.	In 2017, the Company closed a bought deal financing and related agreements and recognized a deferred tax recovery of $1.9 million. This deferred tax recovery was reversed in 2018.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
SHARE-BASED PAYMENT EXPENSES
Stock option expense (i)	0.2	0.1	0.4	0.6
Performance share unit expense	0.2	-	0.2	0.8
Restricted share unit expense(1)	0.1	(0.1)	0.5	0.3
Deferred share unit expense	0.8	-	0.8	-
Shares issued under First Nations agreements(1)	-	-	-	0.3
Total share-based payment expenses	1.3	-	1.9	2.0
1.	For the three and six months ended June 30, 2019 $0.2 million and $0.5 million of share-based payment expenses were recognized in operating expenses (2018 – ($0.1) million and $0.5 million).

 (i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s )	C$/share
CHANGES TO THE COMPANY’S STOCK OPTION PLAN
Balance at December 31, 2017	13,087	5.08
Forfeited	(1,925)	4.13
Expired	(2,534)	8.22
Balance at December 31, 2018	8,628	4.39
Granted	2,266	1.17
Forfeited	(381)	3.05
Expired	(2,337)	5.31
Balance at June 30, 2019	8,176	3.32

(c) Loss per share

The following table sets out the calculation of loss per share:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
CALCULATION OF LOSS PER SHARE
Loss from continuing operations	(35.7)	(310.6)	(49.1)	(341.5)
Net loss	(35.7)	(302.0)	(49.1)	(331.5)
Basic weighted average number of shares outstanding (in millions)	579.1	578.7	579.1	578.7
Dilution of securities:
Stock options	-	-	-	-
Diluted weighted average number of shares outstanding (in millions)	579.1	578.7	579.1	578.7
Loss from continuing operations per share:
Basic	(0.06)	(0.54)	(0.08)	(0.59)
Diluted	(0.06)	(0.54)	(0.08)	(0.59)
Net loss per share:
Basic	(0.06)	(0.52)	(0.08)	(0.57)
Diluted	(0.06)	(0.52)	(0.08)	(0.57)

The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

Three months ended June 30			Six months ended June 30
(in millions of units)	2019	2018	2019	2018
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	8.2	10.0	8.2	10.0

14. DISCONTINUED OPERATIONS

(a) Peak Mines
In the third quarter of 2017, Peak Mines in Australia (“Peak Mines”) met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Peak Mines in early April 2018 and recognized a loss from discontinued operations, net of tax of $0.8 million for the year ended December 31, 2018.

(b) Mesquite
In September 2018, the Company announced that it had entered into an agreement to sell the Mesquite Mine in the United States (“Mesquite”) and as a result Mesquite met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Mesquite in October 2018.

For the year ended December 31, 2018, the net earnings from Mesquite was reported as earnings from discontinued operations. Upon execution of the sale, the Company received $158.0 million in cash and incurred $0.9 million in disposal costs. In addition to the net cash proceeds, the purchase consideration included a working capital receivable due from the purchaser, which was collected in the first quarter of 2019. Additionally, the expected purchase consideration included an estimate for a receivable from the purchaser related to income tax refunds that were recoverable by Mesquite at the date of the sale, which is included in Other non-current assets on the statement of financial position. For the year ended December 31, 2018, the Company recognized a loss from discontinued operations of $154.1 million related to Mesquite.

15. INCOME AND MINING TAXES

The following table outlines the composition of income tax expense between current tax and deferred tax:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CURRENT INCOME AND MINING TAX EXPENSE
Canada	(0.3)	2.1	1.5	2.1
	(0.3)	2.1	1.5	2.1
DEFERRED INCOME AND MINING TAX EXPENSE
Canada	1.3	(94.3)	3.2	(92.9)
	1.3	(94.3)	3.2	(92.9)
Total income tax expense (recovery)	1.0	(92.2)	4.7	(90.8)

16. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Cerro San Pedro	Blackwater	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2017	63.4	11.6	20.5	19.2	9.4	124.1
Reclamation expenditures	(0.3)	-	-	(0.9)	-	(1.2)
Unwinding of discount	1.5	0.2	0.4	0.1	0.2	2.4
Revisions to expected cash flows	(6.1)	(0.3)	(0.9)	1.5	(0.5)	(6.3)
Foreign exchange movement	(4.9)	(0.8)	-	0.1	(0.8)	(6.4)
Less: amounts reclassified as held for sale and sold	-	-	(20.0)	-	-	(20.0)
Balance – December 31, 2018	53.6	10.7	-	20.0	8.3	92.6
Less: current portion of closure costs (Note 5)	-	-	-	(6.5)	-	(6.5)
Non-current portion of closure costs	53.6	10.7	-	13.5	8.3	86.1
Balance – December 31, 2018	53.6	10.7	-	20.0	8.3	92.6
Reclamation expenditures	-	-	-	(5.5)	-	(5.5)
Unwinding of discount	0.6	0.1	-	0.8	-	1.5
Revisions to expected cash flows	5.3	0.2	-	2.0	0.9	8.4
Foreign exchange movement	2.3	0.4	-	-	0.4	3.1
Balance – June 30, 2019	61.8	11.4	-	17.3	9.6	100.1
Less: current portion of closure costs (Note 5)	-	-	-	(7.5)	-	(7.5)
Non-current portion of closure costs	61.8	11.4	-	9.8	9.6	92.6

17. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information (included within operating activities) is as follows:

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	0.3	(2.8)	(4.5)	(4.1)
Inventories	(8.4)	(9.5)	(2.9)	(22.1)
Prepaid expenses and other	0.9	1.6	(0.1)	(1.2)
Trade and other payables	(2.9)	(7.3)	0.6	(3.2)
Total change in non-cash operating working capital	(10.1)	(18.0)	(6.9)	(28.2)

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
OTHER NON-CASH ADJUSTMENTS
Unrealized loss on concentrate contracts	0.2	2.5	0.3	-
Equity settled share-based payment expense	0.3	0.4	0.5	1.6
Gain on disposal of assets	(0.1)	(0.1)	-	(0.1)
Settlement and loss on revaluation of gold price option contracts	23.6	-	22.5	-
Unrealized loss (gain) on gold stream obligation	8.4	(6.3)	13.1	(9.6)
Settlement and (gain) loss on revaluation of copper price option contracts	(2.5)	0.4	0.6	(6.4)
Unrealized gain on revaluation of foreign exchange forward contracts	(4.0)	-	(4.0)	-
Revaluation of CSP’s reclamation and closure cost obligation	1.0	-	2.0
Inventory NRV adjustments	-	1.4	-	1.4
Other non-cash adjustments	0.8	0.1	(0.1)	0.1
Total other non-cash adjustments	27.7	(1.6)	34.9	(13.0)

18. SEGMENTED INFORMATION

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines and development projects. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Effective January 1, 2019, Cerro San Pedro is in the reclamation phase of its mine life cycle. As a result, the Company has grouped Cerro San Pedro with the Company’s development and exploration properties that have no revenues or operating costs. The segmented information for the three and six months ended June 30, 2018 has been restated to reflect the Company’s reportable operating segments for the three and six months ended June 30, 2019. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended June 30, 2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	88.6	18.5	-	-	107.1
Copper revenues	-	46.1	-	-	46.1
Silver revenues	1.0	0.9	-	-	1.9
Total revenues(2)	89.6	65.5	-	-	155.1
Operating expenses	62.3	22.8	-	-	85.1
Depreciation and depletion	20.4	33.2	-	-	53.6
Revenue less cost of goods sold	6.9	9.5	-	-	16.4
Corporate administration	-	-	3.7	-	3.7
Share-based payment expenses	-	-	1.1	-	1.1
Exploration and business development	0.5	0.9	0.4	-	1.8
Income (loss) from operations	6.4	8.6	(5.2)	-	9.8
1.	Other includes balances relating to the development properties and properties in the reclamation phase of the mine life cycle.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales for the three months ended June 30, 2019.

Six months ended June 30, 2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	180.1	41.3	-	-	221.4
Copper revenues	-	97.6	-	-	97.6
Silver revenues	2.0	2.0	-	-	4.0
Total revenues(2)	182.1	140.9	-	-	323.0
Operating expenses	119.6	52.4	-	-	172.0
Depreciation and depletion	42.1	72.7	-	-	114.8
Revenue less cost of goods sold	20.4	15.8	-	-	36.2
Corporate administration	-	-	9.0	-	9.0
Share-based payment expenses	-	-	1.4	-	1.4
Exploration and business development	0.6	1.1	0.5	-	2.2
Income (loss) from operations	19.8	14.7	(10.9)	-	23.6
1.	Other includes balances relating to the development properties and properties in the reclamation phase of the mine life cycle.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales for the six months ended June 30, 2019.

Three months ended June 30, 2018
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Discontinued Operations(3)	Total
OPERATING SEGMENT RESULTS
Gold revenues	67.4	21.7	-	3.8	-	92.9
Copper revenues	-	56.8	-	-	-	56.8
Silver revenues	0.9	1.1	-	0.8	-	2.8
Total revenues(2)	68.3	79.6	-	4.6	-	152.5
Operating expenses	41.9	27.6	-	8.3	-	77.8
Depreciation and depletion	24.1	41.3	-	0.3	-	65.7
Revenue less cost of goods sold	2.3	10.7	-	(4.0)	-	9.0
Corporate administration	-	-	5.5	-	-	5.5
Corporate restructuring	-	-	2.3	-	-	2.3
Share-based payment expenses	-	-	0.1	-	-	0.1
Asset impairment	383.7	-	-	-	-	383.7
Exploration and business development	0.2	0.1	0.1	-	-	0.4
(Loss) income from operations	(381.6)	10.6	(8.0)	(4.0)	-	(383.0)
1.	Other includes balances relating to the development properties and properties in the reclamation phase of the mine life cycle.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales for the three months ended June 30, 2018.
3.	Refer to Note 14 for further information on discontinued operations

Six months ended June 30, 2018
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Discontinued Operations(3)	Total
OPERATING SEGMENT RESULTS
Gold revenues	121.7	43.9	-	10.2	-	175.8
Copper revenues	-	118.0	-	-	-	118.0
Silver revenues	1.9	2.2	-	2.1	-	6.2
Total revenues(2)	123.6	164.1	-	12.3	-	300.0
Operating expenses	93.5	55.9	-	17.5	-	166.9
Depreciation and depletion	41.6	79.1	-	1.1	-	121.8
Revenue less cost of goods sold	(11.5)	29.1	-	(6.3)	-	11.3
Corporate administration	-	-	10.9	-	-	10.9
Corporate restructuring	-	-	2.3	-	-	2.3
Share-based payment expenses	-	-	1.5	-	-	1.5
Asset impairment	383.7	-	-	-	-	383.7
Exploration and business development	0.4	0.2	0.3	0.1	-	1.0
(Loss) income from operations	(395.6)	28.9	(15.0)	(6.2)	-	(388.1)
1.	Other includes balances relating to the development properties and properties in the reclamation phase of the mine life cycle.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales for the six months ended June 30, 2018.
3.	Refer to Note 14 for further information on discontinued operations

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures(1)
	As at June 30	As at December 31	As at June 30	As at December 31	Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018 (note 2c)	2019	2018
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,028.5	986.0	351.4	313.6	62.6	94.6
New Afton	675.7	730.9	85.7	73.8	22.9	19.5
Blackwater	346.0	341.4	19.9	18.8	2.4	4.0
Other(2)	119.1	111.3	819.0	818.9	0.3	-
Total assets, liabilities and capital expenditures	2,169.3	2,169.6	1,276.0	1,225.1	88.2	118.1
Capital expenditures from discontinued operations (Note 14)	-	-	-	-	-	9.0
Total assets, liabilities and capital expenditures	2,169.3	2,169.6	1,276.0	1,225.1	88.2	127.1
1.	Capital expenditures per condensed consolidated statement of cash flows.
2.	Other includes corporate, exploration properties and properties in the reclamation phase of the mine life cycle.

19. FAIR VALUE MEASUREMENT

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the three and six months ended June 30, 2019 or the year ended December 31, 2018. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold and copper price option contracts
The fair value of the gold and copper price option contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts and copper price option contracts.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.

Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine model.

Proceeds due from income tax refunds at Mesquite
The proceeds due from income tax refunds at Mesquite is related to income tax refunds that were recoverable by Mesquite on the date of the sale of Mesquite. These income tax refunds are required to be paid to the Company once Mesquite receives these income tax refunds. The fair value of the income tax refund receivable is calculated based on the value of the income tax refunds that Mesquite is expected to receive, and an unsecured discount rate.

Performance share units (PSU)
The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at June 30, 2019		As at December 31, 2018
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		109.7		103.7
Trade and other receivables	Financial assets at amortized cost		28.9		36.6
Provisionally priced contracts	Financial instruments at FVTPL	2	0.7	2	(1.6)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(1.0)	2	0.9
Copper price option contracts	Financial Instruments at FVTPL	2	0.1	2	0.7
Foreign exchange forward contracts	Financial Instruments at FVTPL	2	4.0	1	-
Proceeds due from income tax refunds at Mesquite(2)	Financial Instruments at FVTPL	3	7.6	3	8.5
Investments	Financial instruments at FVTPL	1	1.1	1	0.8
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		93.6		101.3
Long-term debt	Financial liabilities at amortized cost		781.9		780.5
Gold stream obligation	Financial instruments at FVTPL	3	187.4	3	182.4
Performance share units	Financial instruments at FVTPL	3	0.3	3	0.2
Restricted share units	Financial instruments at FVTPL	1	0.4	1	0.3
Gold price option contracts	Financial instruments at FVTPL	2	27.4	2	4.8
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations and the short-term portion of the gold stream obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the condensed consolidated statement of financial position.

The carrying values and fair values of the Company’s financial instruments are as follows:

As at June 30, 2019			As at December 31, 2018
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	109.7	109.7	103.7	103.7
Trade and other receivables	28.9	28.9	36.6	36.6
Provisionally priced contracts	0.7	0.7	(1.6)	(1.6)
Gold and copper swap contracts	(1.0)	(1.0)	0.9	0.9
Investments	1.1	1.1	0.8	0.8
Copper price option contracts	0.1	0.1	0.7	0.7
Foreign exchange forward contracts	4.0	4.0	-	-
Proceeds due from income tax refunds at Mesquite(2)	7.6	7.6	8.5	8.5
FINANCIAL LIABILITIES
Trade and other payables(1)	93.6	93.6	101.3	101.3
Long-term debt	781.9	717.7	780.5	652.9
Gold stream obligation	187.4	187.4	182.4	182.4
Performance share units	0.2	0.2	0.2	0.2
Restricted share units	0.3	0.3	0.3	0.3
Gold price option contracts	27.4	27.4	4.8	4.8
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the condensed consolidated statement of financial position.

20. COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2019, these commitments totalled $75.3 million, $75.1 million of which is expected to fall due over the next 12 months. This compares to commitments of $27.2 million as at December 31, 2018, $26.9 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.